UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2009

Commission File Number:001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on March 11, 2009 that reports financial results for the Fourth Quarter and Year ended December 31, 2008.

This report and the exhibit hereto, except for the section entitled “Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:” and the quote that follows thereafter, is incorporated by reference into the Company’s F-3 Registration Statement (File no. 333-150579) that was filed with the Securities and Exchange Commission (the “Commission”) with an effective date of June 6, 2008.

Exhibit 1

OceanFreight Inc. Reports Financial Results for the Fourth Quarter and
Year Ended December 31, 2008

March 11, 2009, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a global provider of marine transportation services, today announced its financial results for the fourth quarter and the year ended December 31, 2008.

Financial Highlights

•
For the fourth quarter of 2008, the Company reported a Loss of $11.6 million or $0.65 per share. Excluding a non-cash loss of $17.3 million associated with the valuation of the Company’s interest rate swaps, Net Income for the fourth quarter of 2008 amounted to $5.8 million or $0.32 per common share.

•
For the year ended December 31, 2008, the Company reported Net Income of $27.7 million or $1.94 per share. Excluding a non-cash loss of $16.1 million associated with the valuation of the Company’s interest rate swaps, Net Income for the year ended December 31, 2008, amounted to $43.9 million or $3.06 per common share.

Anthony Kandylidis, the Company’s President and Chief Executive Officer, commented:
“We are satisfied with our 4th Quarter and Year End 2008 financial results, which once again underline our operational efficiency. Oceanfreight is now well prepared to face the future. We have successfully amended our senior debt facility with Nordea to avoid any loan covenant breaches, we have secured our cash flow from a diversified client and sector base and we have demonstrated that despite the challenging times we can successfully tap both the commercial bank market to raise additional debt and the U.S. capital markets to raise fresh equity.”

Fourth Quarter 2008 Results

For the fourth quarter ended December 31, 2008, Gross Revenues amounted to $38.9 million. Operating Income was $11.1 million for the quarter ended December 31, 2008.  Loss for the fourth quarter of 2008 was $11.6 million. EBITDA1 for the fourth quarter of 2008 was $21.2 million.

An average of 12.7 vessels were owned and operated during the fourth quarter of 2008, earning an average Time Charter Equivalent, or TCE rate, of $32,815 per day.

_________________
1     Please see later in this release for a reconciliation of EBITDA to net cash provided by Operating activities.

Year Ended December 31, 2008 Results

For the year ended December 31, 2008, Gross Revenue amounted to $157.4 million. Operating Income was $60.7 million for the year ended December 31, 2008. Net Income for the year ended December 31, 2008 was $27.7 million or $1.94 Earnings Per Share (EPS) calculated on 14,321,471 weighted average common shares outstanding. EBITDA for the year ended December 31, 2008 was $96.7 million.
An average of 11.4 vessels were owned and operated during the year ended December 31, 2008, earning an average TCE rate of $34,705 per day.

Capitalization

On December 31, 2008, debt (debt, net of deferred financing fees) to total capitalization (debt and stockholders’ equity) was 57.4% and net debt (debt less cash, cash equivalents and restricted cash) to total capitalization was 52.3%.
As of December 31, 2008, the Company had a total liquidity of approximately $29.6 million.

Financing Activities

As of today, the Company has raised approximately $6.2 million in gross proceeds under the Standby Equity Purchase Agreement or SEPA with YA Global Advisors. The total current number of shares outstanding is 21,694,493 million.

Other Developments

Mr. Michael Gregos has resigned from the position of Chief Operating Officer to pursue other business interests. The Company has appointed a new Vice President, Mr. Demetris Nenes who will be in charge of Business Development.

Mr. Nenes began his career working at OMI’s vetting department. During his career at OMI he moved in the commercial side of the business being involved in FFA Trading and Sales and Purchase. After the sale of OMI, Mr. Nenes joined Ospraie’s shipping team headed by Mr. Robert Bugbee, ex President and COO of OMI. Mr. Nenes holds a diploma in Naval Architecture from the National Technical University of Athens and a Master’s Degree in Business Administration from the University of Connecticut.

Fleet Data

(Dollars in thousands, except Average Daily Results - unaudited)	Three Months Ended December 31,		Year Ended December 31,
	2008	2007	2008	2007
Average number of vessels (1)	12.7	7.66	11.4	3.74
Total voyage days for fleet (2)	1,135	699	4,125	1,282
Total calendar days for fleet (3)	1,166	708	4,164	1,364
Fleet utilization (4)	97.3%	98.7%	99.1%	94%
Time charter equivalent (5)	32,815	31,554	34,705	30,558
Vessel operating expenses (6)	7,241	5,427	6,337	6,208
Managementfees (7)	713	562	623	543
General and administrative expenses (8)	2,997	1,656	2,192	2,536
Total vessel operating expenses (9)	10,951	7,645	9,152	9,287

(1) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.
(2) Total voyage days for fleet are the total days the vessels were in our possession for the relevant period net of off –hire and drydock days.
(3) Calendar days are the total days the vessels were in our possession for the relevant period including off –hire and drydock days.
(4) Fleet utilization is the percentage of time that our vessels were available for revenue generating voyage days, and is determined by dividing voyage days by fleet calendar days for the relevant period.
(5) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing gross revenues (net of voyage expenses) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods.
(6) Daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.
(7) Daily management fees are calculated by dividing management fees expenses by fleet calendar days for the relevant time period.
(8) Daily general and administrative expense is calculated by dividing general and administrative expense by fleet calendar days for the relevant time period.
(9) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses, management fees and general and administrative expenses. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

The following table reflects the calculation of our TCE rates for the periods then ended:

	Three Months Ended December 31,		Year Ended December 31,
(Dollars in thousands)	2008	2007	2008	2007

Gross revenues	38,863	23,172	157,434	41,133
Voyage expenses	(1,618)	(1,116)	(14,275)	(1,958)

Time charter equivalent revenues	37,245	22,056	143,159	39,175

Total voyage days for fleet	1,135	699	4,125	1,282

Time charter equivalent (TCE) rate	32,815	31,554	34,705	30,558

Financial Statements

The following are OceanFreight Inc.’s Consolidated Statements of Income for the three month periods ended December 31, 2008 and 2007 and the years ended December 31, 2008 and 2007:

	Three Months Ended December 31,		Year Ended December 31,
(Dollars in thousands, except for	2008	2007	2008	2007
share and per share data)	Unaudited	Unaudited	Unaudited	Audited

INCOME STATEMENT DATA

Voyage revenues	$36,269	$20,578	$147,116	$36,135
Imputed revenue	2,594	2,594	10,318	4,998
Gross Revenue

Voyage expenses	(1,618)	(1,116)	(14,275)	(1,958)
Vessels operating expenses	(8,442)	(3,842)	(26,387)	(8,468)
Depreciation	(12,629)	(6,889)	(43,658)	(13,210)
Managementfees	(831)	(398)	(2,593)	(740)
General and administrative expenses	(3,495)	(1,173)	(9,127)	(3,460)
Dry-docking cost	(736)	-	(736)	(1,685)
Operating Income	11,112	9,754	60,658	11,612

Interest and finance costs	(5,437)	(3,723)	(17,565)	(5,671)
Interest income	91	331	776	2,214
Loss on derivative instruments	(17,333)	-	(16,147)	-

Net Income (loss)	$(11,567)	$6,362	$27,722	$8,155

Basic and fully diluted earnings (loss) per share	$(0.65)	$0.44	$1.94	$0.78
Weighted average common and subordinated shares outstanding	17,754,797	14,457,237	14,321,471	10,395,836

The following are OceanFreight Inc.’s Consolidated Balance Sheets as at December 31, 2008 and 2007:

(Expressed in thousands of U.S. Dollars – except for share and per share data)

	2008	2007
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$23,069	$19,044
Receivables	2,073	226
Inventories	1,338	678
Prepayments and other	2,197	763
Total current assets	28,677	20,711

FIXED ASSETS, NET:

Vessels, net of accumulated depreciation of $56,837 and $13,210, respectively	587,189	485,280
Other, net of accumulated depreciation of $31 and $ nil, respectively	159	61
Total fixed assets, net	587,348	485,341

OTHER NON CURRENT ASSETS:

Deferred financing fees, net of accumulated amortization of $1,634 and $1,159, respectively	2,081	1,860
Restricted cash	6,511	-
Other	953	13
Total assets	$625,570	$507,925

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$1,443	$2,427
Due to related parties	111	742
Accrued liabilities	10,054	2,909
Unearned revenue	1,823	1,488
Derivative liability	6,771	-
Sellers’ credit	25,000	-
Current portion of imputed deferred revenue	10,290	10,318
Current portion of long-term debt	60,889	16,000
Total current liabilities	116,381	33,884

NON-CURRENT LIABILITIES:
Derivative liability, net of current portion	9,376	-
Imputed deferred revenue, net of current portion	5,741	16,031
Long-term debt, net of current portion	247,111	244,600
Total non-current liabilities	262,228	260,631

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS’ EQUITY:
Preferred shares, par value $0.01; 5,000,000 shares authorized, none issued	-	-
Common Shares, par value $0.01; 95,000,000 shares authorized, 18,544,493 and 12,394,079 shares issued and outstanding at December 31, 2008 and 2007, respectively.	185	124
Subordinated Shares, par value $0.01; 10,000,000 shares authorized, nil and 2,063,158 shares issued and outstanding at December 31, 2008 and 2007, respectively.	-	21
Additional paid-in capital	271,824	218,263
Accumulated deficit	(25,048)	(4,998)
Total stockholders’ equity	246,776	213,410
Total liabilities and stockholders’ equity	$625,570	$507,925

EBITDA Reconciliation

OceanFreight Inc. considers EBITDA to represent net income before interest, taxes, depreciation and amortization and other non-cash items. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its liquidity position, it is used by our lenders as a measure of our compliance with certain loan covenants and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness.

The following table reconciles net cash provided by operating activities to EBITDA:

(Dollars in thousands)	Three Months Ended December 31,
	2008	2007

Net cash provided by operating activities	12,970	13,574
Net (decrease) / increase in current assets	2,293	91
Net decrease / (increase) in current liabilities, excluding current portion of long term debt	672	(1,669)
Net Interest expense (income)	5,346	3,393
Amortization of deferred financing costs included in interest expense	(119)	(1,110)
EBITDA	21,162	14,279

(Dollars in thousands)	Year Ended December 31,
	2008	2007

Net cash provided by operating activities	82,309	24,434
Net (decrease) / increase in current assets	3,941	1,665
Net decrease / (increase) in current liabilities, excluding currrent portion of long term debt	(5,865)	(7,556)
Net Interest expense (income)	16,789	3,457
Amortization of deferred financing costs included in interest expense	(475)	(1,159)
EBITDA	96,699	20,841

Fleet List

The table below describes in detail our fleet development and current employment profile as of March 11, 2009:

	Year Built	DWT	Type	Current Employment	Gross Rate per Day	Earliest Redelivery	Latest Redelivery

DRYBULK

Trenton	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Pierre	1996	70,316	Panamax	TC	$23,000	Jun-10	Oct-10
Austin	1995	75,229	Panamax	TC	$26,000	Apr-10	Aug-10
Juneau	1990	149,495	Capesize	TC	$48,700	Sep-09	Nov-09
Lansing	1996	73,040	Panamax	TC	$24,000	May-09	Sep-09
Helena	1999	73,744	Panamax	TC	$32,000	May-12	Jan-13
Topeka	2000	74,710	Panamax	TC	$23,100	Oct-10	May-11
Richmond	1995	75,265	Panamax	TC	$29,100	Dec-09	Apr-10
Augusta	1996	69,053	Panamax	TC	$16,000	Nov-11	Mar-12

TANKERS

Pink Sands	1993	93,723	Aframax	TC	$27,450	Oct-10	Jan-11
Olinda	1996	149,085	Suezmax	Pool	-	Blue Fin Tankers
Tigani	1991	95,951	Aframax	TC	$29,800	Sep-09	Nov-09
Tamara	1990	95,793	Aframax	TC	$27,000	Nov-10	Mar-11

Conference Call and Webcast: March 12, 2009 at 11 A.M. EDT

OceanFreight management team will host a conference call on March 12, 2009, at 11 A.M. Eastern Daylight Time to discuss the Company’s financial results for the Fourth Quarter and the Year Ended December 31, 2008.

Conference Call details:

Participants should Dial-Into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (U.S. Toll Free Dial-In), 0800 953 0329 (U.K. Toll Free Dial-In) or +44 (0) 1452 542 301 (Standard International Dial-In). Please quote “OceanFreight”.

In case of any problem with the above numbers, please dial 1 866 223 0615 (U.S. Toll Free Dial-In), 0800 694 1503 (U.K. Toll Free Dial-In) or +44(0) 1452 586 513 (Standard International Dial-In). Please quote “OceanFreight”.

A telephonic replay of the conference call will be available until March 19, 2009 by dialing 1 866 247 4222 (U.S. Toll Free Dial-In), 0800 953 1533 (U.K. Toll Free Dial-In) or +44 (0) 1452 550 000 (Standard International Dial-In). Access Code: 7445162#.

Slides and audio webcast:

There will also be a simultaneous live webcast over the Internet, through the OceanFreight Inc. website (www.oceanfreightinc.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 13 vessels comprising of 9 drybulk vessels (1 Capesize, 8 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.2 million tons.

OceanFreight Inc.’s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com .

Forward-Looking Statement

Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although OceanFreight Inc. believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, OceanFreight Inc. cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charterhire rates and vessel values, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled drydocking, changes in OceanFreight Inc.’s operating expenses, including bunker prices, dry-docking and insurance costs, or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by OceanFreight Inc. with the U.S. Securities and Exchange Commission.

Company Contact: Demetris Nenes Tel: +30-210-8090-514 E-mail: management@oceanfreightinc.com	Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.
(Registrant)

Dated:  March 18, 2009                                                                      By:    /s/ Anthony Kandylidis
            Anthony Kandylidis
            Chief Executive Officer

SK 25754-0002 978296v2